CERTIFICATE OF FORMATION
OF
AceHedge LLC

FIRST: The name of the limited liability company is: AceHedge LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this August 22, 2023.

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:29 PM 08/22/2023
FILED 12:29 PM 08/22/2023
SR 20233309406 - File Number 7634150